

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司


05006780

23 March 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 22 March 2005 as published in the South China Morning Post in Hong Kong on 23 March 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Ms. Tintin Subagyo



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF AUDITED FINANCIAL RESULTS BY AN ASSOCIATED COMPANY –

CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE YEAR ENDED 31 DECEMBER 2004. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH AUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATED COMPANY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CLAUSE 6.1 OF THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE (2004 AMENDMENTS).

SA WILL SEPARATELY ANNOUNCE ITS OWN FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004 ON 31 MARCH 2005.

SUMMARY

On 21 March 2005, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the audited financial results of CWTC Listco for the year ended 31 December 2004 which will be published in the newspapers in the PRC on 23 March 2005. The audited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of the PRC. The Profit and Loss Account of CWTC Listco and recommendation on dividend by the Board of Directors of CWTC Listco are provided below.

On 21 March 2005, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the audited financial results of CWTC Listco for the year ended 31 December 2004 which will be published in the newspapers in the PRC on 23 March 2005. The Profit and Loss Account of CWTC Listco and recommendation on dividend by the Board of Directors of CWTC Listco are provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED

AUDITED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2004

	For the year ended 31 December			
	2004		2003	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity	85,954	711,424	78,140	646,773
Less: Cost of sales	(34,453)	(285,161)	(31,046)	(256,971)
Business tax & surcharge	(4,394)	(36,368)	(3,749)	(31,031)
Profit from principal activity	47,107	389,895	43,345	358,771
Add: Profit from other activities	–	–	–	–
Less: Operating expenses	(857)	(7,093)	(621)	(5,140)
Administrative expenses	(6,035)	(49,950)	(5,766)	(47,726)
Add: Financial income/(expenses)	(1,484)	(12,283)	255	2,111
Operating profit	38,731	320,569	37,213	308,016
Add: Investment gain	705	5,835	539	4,461
Subsidy	–	–	–	–
Non-Operating income	510	4,221	365	3,021
Less: Non-Operating expenses	(1,521)	(12,589)	(53)	(439)
Gross Profit	38,425	318,036	38,064	315,059
Less: Income Tax	(12,879)	(106,597)	(12,540)	(103,795)
Minority interests	–	–	–	–
Net Profit	25,546	211,439	25,524	211,264

RECOMMENDATION ON DIVIDEND BY THE BOARD OF CWTC LISTCO

Pursuant to a resolution passed at the board meeting of CWTC Listco held on 21 March 2005, the Board of Directors of CWTC Listco has recommended a dividend of RMB1.95 (tax included) for every 10 ordinary shares held for the year ended 31 December 2004 (2003: RMB1.55 (tax included) for every 10 ordinary shares held) payable to the shareholders of CWTC Listco. Such dividend will be subject to approval by the shareholders of CWTC Listco at its forthcoming annual general meeting.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE AUDITED FINANCIAL RESULTS AND DIVIDEND RECOMMENDED PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF 40%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 40%) IN THE PROFITS OF CWTC LISTCO IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 22 March 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*